FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: April, 2007

Commission File Number: 001-32272

LMS MEDICAL SYSTEMS INC./SYSTEMES
MEDICAUX LMS INC.

(Registrant’s name)

5252 De Maisonneuve Boulevard Quest, Ste 314, Montreal Quebec H4A 3S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     x

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

LMS MEDICAL SYSTEMS INC./ SYSTEMES MEDICAUX LMS INC.

By:	/s/ Geofrey Myers Geofrey Myers Assistant Corporate Secretary

Exhibits
Exhibit 99	Press Release dated April 10, 2007 issued by LMS Medical Systems Inc./ Systemes Medicaux LMS Inc.